UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                 ____________

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                                   Genset SA
                               (Name of Issuer)

                       Ordinary Shares, nominal value FF17

                        (Title of Class of Securities)

                                  37244T10
                                (CUSIP Number)
 Robert Lynch, Esq.                           with copies to:
 Managing Director                            Donald P. Madden, Esq.
 Deutsche Bank                                White & Case
 North America                                1155 Avenue of the
 Holding Corp.                                Americas
 31 West 52nd Street                          New York, NY 10036
 New York, NY 10019                           212-819-8800
 212-474-8600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               September 4, 1997
         ____________________________________________________________
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

                                 SCHEDULE 13D


  CUSIP No.                         Page 2 of ___ Pages
 [________]

  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Deutsche Bank AG
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A       (a) ( )
     GROUP                                            (b) ( )
  3  SEC USE ONLY

  4  SOURCE OF FUNDS
       OO
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              ( )

  6  CITIZENSHIP OR PLACE OF ORGANIZATION
       Federal Republic of Germany
 NUMBER OF SHARES    7  SOLE VOTING POWER
 BENEFICIALLY             0
 OWNED BY EACH
 REPORTING           8  SHARED VOTING POWER
 PERSON WITH              549,806
 OWNED BY EACH
                     9  SOLE DISPOSITIVE POWER
                          0

                        SHARED DISPOSITIVE POWER
                    10    722,167

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
       722,167
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                       ( )
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       10.47%
 14  TYPE OF REPORTING PERSON
       HC, BK, CO

                                 SCHEDULE 13D


  CUSIP No.                         Page 3 of ___ Pages
 [________]

  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Morgan Grenfell Asset Management Limited
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A       (a) ( )
     GROUP                                            (b) ( )
  3  SEC USE ONLY
  4  SOURCE OF FUNDS
       OO
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              ( )
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
       [England and Wales]
 NUMBER OF SHARES    7  SOLE VOTING POWER
 BENEFICIALLY             0
 OWNED BY EACH       8  SHARED VOTING POWER
 REPORTING PERSON         547,662
 WITH                9  SOLE DISPOSITIVE POWER
                          0
                    10  SHARED DISPOSITIVE POWER
                          720,023
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
       720,023
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                       ( )
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       10.44%
 14  TYPE OF REPORTING PERSON
       HC, IA

                                 SCHEDULE 13D


  CUSIP No.                         Page 4 of ___ Pages
 [________]

  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Morgan Grenfell Investment Management Limited
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A       (a) ( )
     GROUP                                            (b) ( )
  3  SEC USE ONLY
  4  SOURCE OF FUNDS
       OO
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              ( )
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
       [England and Wales]
 NUMBER OF SHARES    7  SOLE VOTING POWER
 BENEFICIALLY             0
 OWNED BY EACH       8  SHARED VOTING POWER
 REPORTING PERSON         365,114
 WITH                9  SOLE DISPOSITIVE POWER
                          0
                    10  SHARED DISPOSITIVE POWER
                          518,041
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
       518,041
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                       ( )
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       7.51%
 14  TYPE OF REPORTING PERSON
       IA, CO

ITEM 1.   SECURITY AND ISSUER

          The response to this item set forth in the Schedule 13D filed on August 8, 1997 is incorporated herein by reference as if set forth in this amendment in its entirety.


ITEM 2.   IDENTITY AND BACKGROUND

          The response to this item set forth in the Schedule 13D filed on August 8, 1997 is incorporated herein by reference as if set forth in this amendment in its entirety.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The response to Item 3 of Schedule 13D filed on August 8, 1997 is amended by adding the following text as a third paragraph:

          Since the original filing of Schedule 13D on August 8, 1997, the MGAM Managers and Deutsche Morgan Grenfell (C.I.) Limited ("DMGCI") have purchased and sold Ordinary Shares and ADRs in open market transactions at market prices. Such prices have ranged from a high of 472.9 French Francs to a low of 325.9 French Francs per Ordinary Share and from a high of $24.125 to a low of $18.00 per ADR. The funds used to effectuate the purchases were client funds held in discretionary investment accounts.


ITEM 4.   PURPOSE OF THE TRANSACTION

          The response to this item set forth in the Schedule 13D filed on August 8, 1997 is incorporated herein by reference as if set forth in this amendment in its entirety.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) (i) DBAG may be deemed the beneficial owner of Ordinary Shares as set forth on the applicable cover page.

          (ii) MGAM may be deemed the beneficial owner of Ordinary Shares as set forth on the applicable cover page.

          (iii) MGIM may be deemed the beneficial owner of Ordinary Shares as set forth on the applicable cover page.

          (iv) None of the persons listed in Schedule A is the beneficial owner of outstanding Ordinary Shares.

          (b) (i) Reference is made to the applicable cover page for each Reporting Person for information concerning the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole or shared power to dispose or to direct the disposition.

          (ii) In compliance with Item 5(b), the applicable information required by Item 2 is provided below for each of the MGAM Managers (other than MGIM for which the applicable information required by Item 2 is provided in
Item 2 above) and DMGCI with whom MGAM and DBAG may be deemed to share the power to dispose of or direct the disposition of Ordinary Shares and to vote or direct the vote of Ordinary Shares as stated above.

          MGIS is a wholly-owned subsidiary of MGAM. The principal business of MGIS is as an investment management company. MGIS is organized under the laws of England and Wales, and the address of its principal place of business is 20 Finsbury Circus, London, EC2M 1NB, England.

          MGIFM is a wholly-owned subsidiary of MGAM. The principal business of MGIFM is as an investment management company. MGIFM is organized under the laws of England and Wales, and the address of its principal place of business is 20 Finsbury Circus, London, EC2M 1NB, England.

          DMGCI is an indirect wholly-owned subsidiary of DBAG. The principal business of DMGCI is as a bank and investment management company. DMGCI is organized under the laws of the Channel Islands and the address of its principal place of business is St. Paul's Gate, New Street, St. Helier, Jersey, Channel Islands.

          During the last five years, neither MGIS, MGIFM nor DMGCI has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

          (c)  (i)   During the past sixty days, DBAG acquired or disposed of
beneficial ownership of Ordinary Shares as a result of market transactions carried out by the MGAM Managers and MGCI. Such purchases are set forth in Schedule B attached hereto.

          (ii) During the past sixty days, MGAM acquired or disposed of beneficial ownership of Ordinary Shares as a result of market transactions carried out by the MGAM Managers. Such purchases are set forth in Schedule B attached hereto.

          (iii) During the past sixty days, MGIM acquired or disposed of beneficial ownership of Ordinary Shares as a result of market transactions carried out by MGIM. Such purchases are set forth in Schedule B attached hereto.

          (d)   All dividends received on Ordinary Shares described in this
Schedule 13D and proceeds from the sale thereof are received for the benefit of clients on whose behalf such Ordinary Shares have been acquired.

          (e)   Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          The response to this item set forth in the Schedule 13D filed on August 8, 1997 is incorporated herein by reference as if set forth in this amendment in its entirety.


ITEM 7.   Material to be filed as Exhibits:

   Exhibit No.                   Description

         1      Consent of Morgan Grenfell Asset Management Limited

         2      Consent of Morgan Grenfell Investment Management Limited

                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October __, 1997

                              DEUTSCHE BANK AG


                              By:_________________________
                                 Title:


                              By:_________________________
                                 Title:

                                                                    SCHEDULE A




I.   DBAG

          Each person named below is a director or executive officer of DBAG, whose principal business is described above in Item 2.

                                                                                                       Present Principal
             Name and Citizenship                           Business Address                       Occupation or Employment
 Carl L. von Boehm-Bezing                       Deutsche Bank AG                           Member of the Board of Managing
 German                                         Taunusanlage 12                            Directors, Deutsche Bank AG
                                                60325 Frankfurt
                                                The Federal Republic of Germany
 Dr. Rolf-E. Breuer                             Deutsche Bank AG                           Member of the Board of Managing
 German                                         Taunusanlage 12                            Directors, Deutsche Bank AG
                                                60325 Frankfurt
                                                The Federal Republic of Germany
 Michael Dobson                                 Deutsche Bank AG                           Member of the Board of Managing
 United Kingdom                                 Taunusanlage 12                            Directors, Deutsche Bank AG
                                                60325 Frankfurt
                                                The Federal Republic of Germany
 Dr. Michael Endres                             Deutsche Bank AG                           Member of the Board of Managing
 German                                         Taunusanlage 12                            Directors, Deutsche Bank AG
                                                60325 Frankfurt
                                                The Federal Republic of Germany
 Dr. Tessen von Heydebreck                      Deutsche Bank AG                           Member of the Board of Managing
 German                                         Taunusanlage 12                            Directors, Deutsche Bank AG
                                                60325 Frankfurt
                                                The Federal Republic of Germany
 Dr. Jurgen Krumnow                             Deutsche Bank AG                           Member of the Board of Managing
 German                                         Taunusanlage 12                            Directors, Deutsche Bank AG
                                                60325 Frankfurt
                                                The Federal Republic of Germany
 Georg Krupp                                    Deutsche Bank AG                           Member of the Board of Managing
 German                                         Taunusanlage 12                            Directors, Deutsche Bank AG
                                                60325 Frankfurt
                                                The Federal Republic of Germany
 Dr. Ronaldo H. Schmitz                         Deutsche Bank AG                           Member of the Board of Managing
 German                                         Taunusanlage 12                            Directors, Deutsche Bank AG
                                                60325 Frankfurt
                                                The Federal Republic of Germany
 Dr. Josef Ackermann                            Deutsche Bank AG                           Member of the Board of Managing
 Swiss                                          Taunusanlage 12                            Directors, Deutsche Bank AG
                                                60325 Frankfurt
                                                The Federal Republic of Germany
 Dr. Ulrich Weiss                               Deutsche Bank AG                           Member of the Board of Managing
 German                                         Taunusanlage 12                            Directors, Deutsche Bank AG
                                                60325 Frankfurt
                                                The Federal Republic of Germany

II.  MGAM


          Each person named below is a director or executive officer of MGAM, whose principal business is described above in Item 2.

                                                                                                 Present Principal Occupation or
          Name and Citizenship                             Business Address                                 Employment

 David W. Baldt                          Morgan Grenfell Capital                              Member of the Board of Managing
 American                                Management Incorporated                              Directors, Morgan Grenfell Asset
                                         1435 Walnut Street                                   Management Limited
                                         4th Floor
                                         Philadelphia, PA 19102, USA
 Graham D. Bamping                       Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB
 Henry C. Benson                         Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB
 Colin M. Brown                          Morgan Grenfell Development                          Member of the Board of Managing
 British                                 Capital Limited                                      Directors, Morgan Grenfell Asset
                                         23 Great Winchester Street                           Management Limited
                                         London, England
                                         EC2P 2AX
 Timothy F. Brown                        Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB
 Elizabeth B. Bryan                      Morgan Grenfell Asset                                Member of the Board of Managing
 Australian                              Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB
 Michael Bullock                         Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB
 Simon J. Cooke                          Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB

 Anthony J. Creighton                    Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB
 David T. Cumming                        Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors,
                                         20 Finsbury Circus                                   Morgan Grenfell Asset
                                         London, England                                      Management Limited
                                         EC2M 1NB

 Richard M. Curling                      Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB
 Charles Z. Curtis                       Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB
 Roger J. Curtis                         Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB
 Susanna F. Davies                       Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB
 Michael W.R. Dobson                     Deutsche Morgan Grenfell Group Plc                   Chairman of the Board of Managing
 British                                 23 Great Winchester Street                           Directors, Morgan Grenfell Asset
                                         London, England                                      Management Limited
                                         EC2P 2AX
 Patrick W.W. Disney                     Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB

 Ernst L. Drayss                         Deutsche Bank AG                                     Member of the Board of Managing
 German                                  Taunusanlage 12                                      Directors, Deutsche Asset Management
                                         60325 Frankfurt                                      GmbH
                                         The Federal Republic of Germany
 Neil R. Dunford                         Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB
 William P. Dwerryhouse                  Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB
 James G. Fox                            Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB
 Adrian C. Frost                         Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB
 James C.W. Goulding                     Morgan Grenfell Investment                           Member of the Board
 British                                 Management (Asia) Ltd                                of Managing
                                         20 Raffles Place                                     Directors, Morgan
                                         #25-08 Ocean Towers                                  Grenfell Asset
                                         Singapore 0104                                       Management Limited
 Martin A. Hall                          Morgan Grenfell Capital                              Member of the Board of Managing
 British                                 Management Incorporated                              Directors, Morgan Grenfell Asset
                                         1435 Walnut Street                                   Management Limited
                                         4th Floor
                                         Philadelphia, PA 19102, USA

 Gerald V. Hough                         Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB
 Julian R. Johnston                      Morgan Grenfell Asset                                Member of the Board of Managing
 American/French                         Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB
 Ian D. Kelson                           Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB
 Peter Lees                              Morgan Grenfell Asset                                Member of the Board
 British                                 Management Limited                                   of Managing
                                         20 Finsbury Circus                                   Directors, Morgan
                                         London, England                                      Grenfell Asset
                                         EC2M 1NB                                             Management Limited
 Jeremy G. Lodwick                       Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB
 The Honourable Charles Martyn-          Morgan Grenfell Asset                                Member of the Board
 Hemphill                                Management Limited                                   of Managing Directors, Morgan
 British                                 20 Finsbury Circus                                   Grenfell Asset Management Limited
                                         London, England
                                         EC2M 1NB
 P. McNaughton                           Morgan Grenfell Asset                                Member of the Board
 Irish                                   Management (Ireland)                                 of Managing Directors, Morgan
                                         Limited                                              Grenfell Asset Management Limited
                                         Georges Dock House
                                         International Financial Centre
                                         1 Dublin
                                         Ireland
 William G. Michie                       Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB

 Herbert K. Michel                       Deutsche Bank AG                                     Member of the Board of Managing
 German                                  Taunusanlage 12                                      Directors, Deutsche Gesellschaft fur
                                         60323 Frankfurt                                      Fondsverwaltung mbH
                                         The Federal Republic of Germany
 James E. Minnick                        Morgan Grenfell Capital                              Member of the Board of Managing
 American                                Management Incorporated                              Directors, Morgan Grenfell Asset
                                         885 Third Avenue                                     Management Limited
                                         32nd Floor
                                         New York, NY  10022-4802 USA

 Stuart W. Mitchell                      Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB
 Roger P. Morris                         Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB

 Norman L. Murray                        Morgan Grenfell Asset Management Limited             Member of the Board
 British                                 20 Finsbury Circus                                   of Managing Directors, Morgan
                                         London, England                                      Grenfell Asset Management Limited
                                         EC2M 1NB
 Christopher M. Phillips                 Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors,
                                         20 Finsbury Circus                                   Morgan Grenfell Asset Management
                                         London, England                                      Limited
                                         EC2M 1NB
 James A.J. Pulsford                     Deutsche Morgan Grenfell                             Member of the Board of Managing
 British                                 Asset Management (Japan)                             Directors, Morgan Grenfell Asset
                                         Ltd, 19th Floor, Akasaka Park Building, 5-2-20       Management Limited
                                         Akasaka,
                                         Minato-Ku, Tokyo 107
 Diane Seymour-Williams                  Morgan Grenfell Asset Management Limited             Member of the Board of Managing
 British                                 20 Finsbury Circus                                   Directors, Morgan Grenfell Asset
                                         London, England                                      Management Limited
                                         EC2M 1NB
 Robert H. Smith                         Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB
 William G.M. Thomas                     Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB
 Patrick N.C. Walker                     Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB
 Anthony Wilkinson                       Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell Asset
                                         20 Finsbury Circus                                   Management Limited
                                         London, England
                                         EC2M 1NB
 Hitoshi Yamamoto                        Deutsche Morgan Grenfell                             Member of the Board of Managing
 Japanese                                Asset Management (Japan)                             Directors, Morgan Grenfell Asset
                                         Ltd, 19th Floor, Akasaka Park                        Management Limited
                                         Building, 5-2-20 Akasaka,
                                         Minato-Ku, Tokyo 107


III. MGIM


          Each person named below is a director or executive officer of MGIM, whose principal business is described above in Item 2.

                                                                                                 Present Principal Occupation or
          Name and Citizenship                             Business Address                                 Employment

 Stephen W. Barrow                       Morgan Grenfell Investment                           Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell
                                         20 Finsbury Circus                                   Investment Management Limited
                                         London
                                         England EC2M 1NB
 Paul C. Berriman                        Morgan Grenfell Investment Management Limited        Member of the Board of Managing
 British                                 20 Finsbury Circus                                   Directors, Morgan Grenfell
                                         London                                               Investment Management Limited
                                         England
                                         EC2M 1NB
 Mark A. Burgess                         Morgan Grenfell Investment                           Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell
                                         20 Finsbury Circus                                   Investment Management Limited
                                         London
                                         England
                                         EC2M 1NB
 William J. Chard                        Morgan Grenfell Investment                           Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell
                                         20 Finsbury Circus                                   Investment Management Limited
                                         London
                                         England
                                         EC2M 1NB
 Shaun A. Coleman                        Morgan Grenfell Investment                           Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell
                                         20 Finsbury Circus                                   Investment Management Limited
                                         London
                                         England
                                         EC2M 1NB
 Alastair N. Cuming                      Morgan Grenfell Investment                           Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell
                                         20 Finsbury Circus                                   Investment Management Limited
                                         London
                                         England
                                         EC2M 1NB
 Charles J.C. Ekins                      Morgan Grenfell Investment                           Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell
                                         20 Finsbury Circus                                   Investment Management Limited
                                         London
                                         England
                                         EC2M 1NB
 Nicholas P. Evans                       Morgan Grenfell Investment                           Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell
                                         20 Finsbury Circus                                   Investment Management Limited
                                         London
                                         England
                                         EC2M 1NB
 Steven J. Evans                         Morgan Grenfell Investment                           Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell
                                         20 Finsbury Circus                                   Investment Management Limited
                                         London
                                         England
                                         EC2M 1NB

 Peter N.S. Hanbury                      Morgan Grenfell Investment                           Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell
                                         20 Finsbury Circus                                   Investment Management Limited
                                         London
                                         England
                                         EC2M 1NB
 Oliver R.C. Larminie                    Morgan Grenfell Investment                           Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell
                                         20 Finsbury Circus                                   Investment Management Limited
                                         London
                                         England
                                         EC2M 1NB

 Alistair D. Morrison                    Morgan Grenfell Investment                           Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell
                                         20 Finsbury Circus                                   Investment Management Limited
                                         London
                                         England
                                         EC2M 1NB
 John A. Murphy                          Morgan Grenfell Investment                           Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell
                                         20 Finsbury Circus                                   Investment Management Limited
                                         London
                                         England
                                         EC2M 1NB
 Simon D. Peck                           Morgan Grenfell Investment                           Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell
                                         20 Finsbury Circus                                   Investment Management Limited
                                         London
                                         England
                                         EC2M 1NB
 Nigel L. Ridge                          Morgan Grenfell Investment                           Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell
                                         20 Finsbury Circus                                   Investment Management Limited
                                         London
                                         England
                                         EC2M 1NB
 Jane A. Simmons                         Morgan Grenfell Investment                           Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell
                                         20 Finsbury Circus                                   Investment Management Limited
                                         London
                                         England
                                         EC2M 1NB
 Karl S. Sternberg                       Morgan Grenfell Investment                           Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell
                                         20 Finsbury Circus                                   Investment Management Limited
                                         London
                                         England
                                         EC2M 1NB
 Davina Walter                           Morgan Grenfell Asset                                Member of the Board of Managing
 British                                 Management Limited                                   Directors, Morgan Grenfell
                                         20 Finsbury Circus                                   Asset Management Limited
                                         London
                                         England
                                         EC2M 1NB


The following members of the Board of Managing Directors of Morgan Grenfell Investment Management Limited are also members of the Board of Managing Directors of Morgan Grenfell Asset Management Limited and their citizenships, business addresses and present principal occupations or employments are set forth in Part II of this Schedule A.

Neil R. Dunford

Anthony J. Creighton
Richard M. Curling
Charles Z. Curtis
Roger J. Curtis
Susanna F. Davies
William P. Dwerryhouse
Charles J.M. Franklin
Adrian C. Frost
James C.W. Goulding
Gerald V. Hough
Peter R. Lees
The Hon. Charles A. Martyn-Hemphill
William G.G. Michie
Stuart W. Mitchell
Roger P. Morris
Christopher M. Phillips
Anthony Wilkinson
Hitoshi Yamamoto

                                                                    SCHEDULE B


     Following are the transactions in Ordinary Shares effected by MGIM and the other MGAM Managers in the past 60 days.

              TRANSACTIONS IN GENSET ADRS 07/14/97 - 10/06/97
 DATE         CUSTOMER                                           PURCHASE/SALE         NO. SHARES   PRICE IN US$
   07/16/97   Morgan Grenfell Investment Services Limited        Purchase                  9,331                19.18
   07/16/97   Morgan Grenfell Investment Services Limited        Purchase                  9,144                19.18
   07/17/97   Morgan Grenfell Investment Services Limited        Purchase                 10,675                19.25
   07/17/97   Morgan Grenfell Investment Services Limited        Purchase                  3,159                19.25
   07/17/97   Morgan Grenfell Investment Services Limited        Purchase                  3,096                19.25
   07/17/97   Morgan Grenfell International Funds Management     Purchase                  2,420                19.25
              Limited
   07/30/97   Morgan Grenfell Investment Management Limited      Purchase                  2,780                22.51
   07/30/97   Morgan Grenfell Investment Services Limited        Purchase                 26,250                22.50
   07/31/97   Morgan Grenfell Investment Services Limited        Purchase                  9,680                24.25
   07/31/97   Morgan Grenfell International Funds Management     Purchase                    430                24.25
              Limited
   08/04/97   Morgan Grenfell International Funds Management     Purchase                 16,000                24.25
              Limited
   08/13/97   Morgan Grenfell Investment Management Limited      Purchase                  2,730                22.25
   08/15/97   Morgan Grenfell Investment Management Limited      Purchase                    641                22.43
   08/15/97   Morgan Grenfell Investment Management Limited      Sale                     (1,043)               21.69
   08/15/97   Morgan Grenfell Investment Management Limited      Sale                     (1,043)               21.36
   08/15/97   Morgan Grenfell Investment Management Limited      Purchase                  1,043                21.69
   08/20/97   Morgan Grenfell Investment Management Limited      Purchase                  2,800                20.38
   08/20/97   Morgan Grenfell Investment Management Limited      Purchase                  4,000                20.38
   09/03/97   Morgan Grenfell Investment Management Limited      Purchase                 16,000                20.18
   09/04/97   Morgan Grenfell Investment Management Limited      Purchase                 48,700                20.38
   09/05/97   Morgan Grenfell Investment Management Limited      Purchase                 15,000                20.00
   09/08/97   Morgan Grenfell Investment Management Limited      Purchase                 20,000                19.38
   09/09/97   Morgan Grenfell Investment Management Limited      Purchase                 10,000                19.13
   09/11/97   Morgan Grenfell Investment Management Limited      Purchase                 28,000                19.13
   09/11/97   Morgan Grenfell Investment Management Limited      Sale                    (10,000)               19.00
   09/12/97   Morgan Grenfell Investment Management Limited      Purchase                 27,300                19.13
   09/12/97   Morgan Grenfell Investment Services Limited        Sale                    (11,870)               19.09
   07/16/97   Morgan Grenfell Investment Services Limited        Purchase                 31,525                19.18
   09/16/97   Morgan Grenfell International Funds Management     Purchase                 10,500                18.13
              Limited
   09/11/97   Morgan Grenfell Investment Management Limited      Sale                    (10,000)               19.00
   09/26/97   Morgan Grenfell Investment Management Limited      Purchase                  3,640                22.00
   09/23/97   Morgan Grenfell Investment Management Limited      Sale                     (9,680)               21.25
   10/03/97   Morgan Grenfell Investment Management Limited      Purchase                  2,499                22.60


                                 EXHIBIT INDEX



Exhibit No.         Description

    1          Consent of Morgan Grenfell Asset Management
               Limited

    2          Consent of Morgan Grenfell Invesment Management Limited